Exhibit 99.1

FinVolution Group Reports Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

-2021 Full Year Transaction Volume sets new record high at RMB137.4 billion, driven by increasing new individual borrowers

-2022 Full Year Transaction Volume expected to be in the range of RMB175.0 billion to RMB180.0 billion, representing year-over-year growth of 27.4% to 31.0%

SHANGHAI, March 15, 2022 /PRNewswire/ – FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

	For the Three Months Ended Dec 31		YoY Change	For Full Year Ended Dec 31		YoY Change
	2020	2021		2020	2021
Total No. of New Individual Borrowers[3] (’000)	663	1,041	57.0%	1,639	4,415	169.4%
New Individual Borrowers China’s Mainland (’000)	377	756	100.5%	1,010	3,015	198.5%
New Individual Borrowers International (’000)	286	285	-0.3%	629	1,400	122.6%
No. of Small Business Owners served in China’s Mainland (’000)	194	507	161.3%	221	826	273.8%
Total Transaction Volume[4]	21.5	39.0	81.4%	65.1	137.4	111.1%
Transaction Volume China’s Mainland (RMB in billion)	21.0	38.0	81.0%	64.1	133.7	108.6%
Transaction Volume International (RMB in billion)	0.53	0.97	83.0%	1.0	3.7	270.0%

Fourth Quarter 2021 Operational Highlights

Fourth consecutive quarter with over 1 million new individual borrowers

•	Total cumulative registered users[1] reached 140.3 million as of December 31, 2021.

•	Total number of unique borrowers[2] was 3.5 million as of December 31, 2021.

•	Total number of new individual borrowers[3] in the for the fourth quarter was 1.04 million, an increase of 57.0% compared to the same period of 2020.

Total Transaction Volume and outstanding principal of loans continued record-breaking momentum

•	Total transaction volume reached RMB39.0 billion for the fourth quarter, an increase of 81.4% compared to the same period of 2020.

•	Transaction volume facilitated for total new individual borrowers[5] for the fourth quarter was RMB7.6 billion, an increase of 123.5% compared to the same period of 2020.

•	Total outstanding principal of loans reached RMB50.3 billion as of December 31, 2021, an increase of 88.4% compared to the same period of 2020.

Small business owners’ loans continued to scale up with steady growth

•	Transaction volume facilitated for small business owners in the fourth quarter was RMB8.6 billion, representing 22.1% of total transaction volume in the same period.

•	Total numbers of small business owners served in the fourth quarter of 2021 was 507 thousand, an increase of 161.3% compared to the same period of 2020.

International expansion continued to strengthen with transition to better-quality borrowers

•	Transaction volume facilitated in international markets for the fourth quarter was RMB0.97 billion, an increase of 83.0% compared to the same period of 2020.

•	Outstanding loan balance for international markets in the fourth quarter was RMB330.0 million, representing an increase of 76.5% from the same period of 2020.

More operational highlights

•	90 day+ delinquency ratio[6] was 1.26% as of December 31, 2021, compared to 1.56% as of December 31, 2020.

•	Average loan size[7] was RMB6,114 for the fourth quarter of 2021, compared to RMB4,041 in the same period of 2020.

•	Average loan tenor[8] was 8.9 months for the fourth quarter of 2021.

Fourth Quarter 2021 Financial Highlights

Sustainable growth with progressive improvement

•	Net revenue was RMB2,448.0 million (US$384.1 million) for the fourth quarter of 2021, an increase of 32.1% from RMB1,853.0 million compared for the same period of 2020.

•	Net profit was RMB649.7 million (US$101.9 million) for the fourth quarter of 2021, an increase of 30.6% from RMB497.3 million for the same period of 2020.

•

Non-GAAP adjusted operating income[9], which excludes share-based compensation expenses before tax, was RMB560.4 million (US$87.9 million) for the fourth quarter of 2021, a decrease of 8.5% from the same period of 2020.

•

Diluted net profit per American depositary share (“ADS”) was RMB2.21 (US$0.35) and diluted net profit per share was RMB0.44 (US$0.07), an increase of 28.5% from the same period of 2020. Non-GAAP diluted net profit per ADS was RMB2.33 (US$0.37) and Non-GAAP diluted net profit per share was RMB0.47 (US$0.07), an increase of 31.6% from the same period of 2020. Each ADS of the Company represents five Class A ordinary shares of the Company.

[1]	On a cumulative basis, total number of users registered on the Company’s platforms as of December 31, 2021.
[2]	Represents the total number of borrowers whose transactions were facilitated on the Company’s platforms during the period presented.
[3]	Represents the total number of new borrowers on the Company’s platforms during the period presented.
4	Represents total transaction volume facilitated on the Company’s platforms during the period presented.
5	Represents transaction volume facilitated for total number of new borrowers on the Company’s platforms during the period presented.
[6]

“90 day+ delinquency ratio” refers to the outstanding principal balance of on- and-off balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on-off balance sheet loans on the Company’s platform as of a specific date. Loans that originated outside China’s Mainland are not included in the calculation.

[7]	Represents the average loan size on the Company’s platform in China’s Mainland during the period presented.
[8]	Represents the average loan tenor period on the Company’s platform in China’s Mainland during the period presented.
[9]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.

Mr. Feng Zhang, the Chief Executive Officer of FinVolution, commented, “As we effectively and vigorously executed our strategy, our fast-expanding new individual borrower base supported our strong transaction volume growth over the past several quarters. For the full year of 2021, our total transaction volume reached an all-time high of RMB137.4 billion with a year-over-year increase of 111.1%, exceeding the upper end of our transaction volume guidance range of RMB130 billion to RMB135 billion. Our total transaction volume for the fourth quarter also achieved steady quarterly growth to RMB39.0 billion, representing a year-over-year increase of 81.4% and a sequential increase of 2.4%.”

“Furthermore, during the fourth quarter our number of newly acquired borrowers across the globe surpassed the 1 million mark for the fourth consecutive quarter. Despite the resurgence of COVID-19 in Southeast Asia, we recorded RMB3.7 billion of transaction volume in international markets in 2021, representing an increase of 270.0% year-over-year, and underscoring a remarkable achievement.”

“Our operations aimed at empowering small business owners also maintained their steady growth momentum. During the quarter, the number of small business owners we served swelled to 507 thousand, representing an increase of 161.3% compared to the same period of 2020, while small business owners transaction volume reached RMB8.6 billion, accounting for 22.1% of total transaction volume for the period.”

“Last but not least, we were proud to receive a “low risk” ESG rating from Sustainalytics, a leading independent global provider in ESG research, ratings and data. Sustainalytics assessed our strong performance across a broad range of ESG metrics and rated us in the “low risk” category,” concluded Mr. Zhang.

Mr.Jiayuan Xu, FinVolution’s Chief Financial Officer continued, “Our 2021 accomplishments were highlighted by consistent and progressively transaction volume growth and diversification of funding sources, as well as a substantial increase of 4.4 million new individual borrowers, reflecting our capabilities to gain market share both domestically and internationally.

“Driven by our ongoing efforts to optimize our operations, robust execution of our overall strategy and skillful deployment of our technological capabilities across businesses, our net revenues for the fourth quarter increased to RMB2.4 billion, representing year-over-year increase of 32.1%. Notably, we further strengthened our un-restricted cash and short-term liquidity position to RMB5.6 billion in this quarter compared to RMB5.1 billion in the third quarter of 2021 and RMB 4.6 billion in the same period last year, a testament to the robustness of our balance sheet. We are thrilled that we ended 2021 with multiple accomplishments and look forward to continuing success in 2022,” Mr. Xu concluded.

Fourth Quarter 2021 Financial Results

Net revenue for the fourth quarter of 2021 increased by 32.1% to RMB2,448.0 million (US$384.1 million) from RMB1,853.0 million in the same period of 2020, primarily due to the increase in loan facilitation service fees and post facilitation service fees.

Loan facilitation service fees increased by 56.2% to RMB1,005.1 million (US$157.7 million) for the fourth quarter of 2021 from RMB643.3 million in the same period of 2020, primarily due to the increase in transaction volume.

Post-facilitation service fees increased by 140.4% to RMB422.3 million (US$66.3 million) for the fourth quarter of 2021 from RMB175.7 million in the same period of 2020, primarily due to the increase in outstanding loans served by the Company and the rolling impact of deferred transaction fees.

Guarantee income was RMB624.1 million (US$97.9 million) for the fourth quarter of 2021 compared to RMB667.4 million in the same period of 2020, as a result of improved asset quality. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment. As we transitioned our business towards better quality borrowers, the fair value of quality assurance commitment upon loan origination decreased due to better asset quality which resulted in the decrease in guarantee income.

Net interest income increased by 44.2% to RMB294.7 million (US$46.2 million) for the fourth quarter of 2021, from RMB204.3 million in the same period of 2020, primarily due to the increase in the outstanding loan balance of on balance sheet loans, partially offset by the decrease in interest rates.

Other revenue decreased by 37.2% to RMB101.9 million (US$16.0 million) for the fourth quarter of 2021 from RMB162.2 million in the same period of 2020, primarily due to the decrease in customer referral fees from other third-party platforms.

Origination, servicing expenses and other cost of revenue increased by 10.6% to RMB514.3 million (US$80.7 million) for the fourth quarter of 2021 from RMB464.9 million in the same period of 2020, primarily due to the increase in employees’ expenditures and fees paid to the third party service providers.

Sales and marketing expenses increased by 85.8% to RMB389.4 million (US$61.1 million) for the fourth quarter of 2021 from RMB209.6 million in the same period of 2020, primarily due to the increase in online customer acquisition expenses as a result of increased efforts in acquiring new borrowers on the Company’s platform.

Research and development expenses increased by 24.2% to RMB131.9 million (US$20.7 million) for the fourth quarter of 2021, from RMB106.2 million in the same period of 2020, due to increased investments in technology development.

General and administrative expenses decreased by 0.6% to RMB156.3 million (US$24.5 million) for the fourth quarter of 2021 compared to RMB157.3 million in the same period of 2020.

Provision for accounts receivables and other receivables decreased by 64.0% to RMB19.1 million (US$3.0 million) for the fourth quarter of 2021 compared to RMB53.1 million in the same period of 2020 as a result of improved credit quality partially offset by the increase in outstanding loan balances.

Provision for loans receivables was RMB131.0 million (US$20.6 million) for the fourth quarter of 2021, compared with RMB-42.5 million in the same period of 2020, and the increase was primarily due to the increase in loan volume of on balance sheet loans partially offset by improved asset quality.

Credit losses for quality assurance commitment were RMB582.5 million (US$91.4 million) for the fourth quarter of 2021 compared to RMB308.7 million in the same period of 2020, primarily due to the increase in outstanding loan balances partially offset by improved asset quality.

Operating profit decreased by 12.1% to RMB523.5 million (US$82.2 million) for the fourth quarter of 2021 from RMB595.6 million in the same period of 2020.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB560.4 million (US$87.9 million) for the fourth quarter of 2021, representing a decrease of 8.5% from RMB612.4 million in the same period of 2020.

Other income increased by 1,761.9% to RMB39.1 million (US$6.1 million) for the fourth quarter of 2021 from RMB2.1 million in the same period of 2020, mainly due to impairment losses recognized for investments in the fourth quarter of 2020.

Income tax credit was RMB87.1 million (US$13.7 million) for the fourth quarter of 2021, compared with income tax expenses of RMB100.4 million in the same period of 2020, mainly due to a change in preferential tax rate for certain qualified subsidiaries and the decline in pre-tax profit.

Net profit was RMB649.7 million (US$101.9 million) for the fourth quarter of 2021, compared with RMB497.3 million in the same period of 2020.

Net profit attributable to ordinary shareholders of the Company was RMB655.9 million (US$102.9 million) for the fourth quarter of 2021, compared with RMB493.9 million in the same period of 2020.

Diluted net profit per ADS was RMB2.21 (US$0.35) and diluted net profit per share was RMB0.44 (US$0.07), an increase of 28.5% year over year. Non-GAAP diluted net profit per ADS was RMB2.33 (US$0.37) and Non-GAAP diluted net profit per share was RMB0.47 (US$0.07), an increase of 31.6% year over year. Each ADS represents five ordinary shares of the Company.

As of December 31, 2021, the Company had cash and cash equivalents of RMB4,418.1 million (US$693.3 million) and short-term investments mainly in wealth management products of RMB1,204.9 million (US$189.1 million).

The following table provides the delinquency rates for all outstanding loans on the Company’s platform in China’s Mainland as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2019	0.80%	1.61%	1.45%	1.29%	1.31%	1.20%
June 30, 2019	0.86%	1.42%	1.37%	1.19%	1.26%	1.21%
September 30, 2019	0.90%	1.50%	1.35%	1.31%	1.17%	1.20%
December 31, 2019	1.34%	2.40%	1.86%	1.76%	1.62%	1.53%
March 31, 2020	1.34%	3.03%	2.33%	2.44%	2.64%	2.17%
June 30, 2020	0.71%	1.36%	1.70%	2.00%	2.75%	2.38%
September 30,2020	0.46%	0.72%	0.74%	0.90%	1.07%	1.43%
December 31, 2020	0.35%	0.55%	0.48%	0.52%	0.49%	0.55%
March 31, 2021	0.29%	0.52%	0.43%	0.39%	0.38%	0.36%
June 30, 2021	0.30%	0.45%	0.39%	0.32%	0.36%	0.33%
September 30, 2021	0.34%	0.51%	0.43%	0.39%	0.33%	0.32%
December 31, 2021	0.39%	0.67%	0.55%	0.49%	0.41%	0.36%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage in China’s Mainland for all loan products facilitated through the Company’s online platform as of December 31, 2021:

Fiscal Year 2021 Financial Results

Net revenue for 2021 increased by 25.2% to RMB9,470.1 million (US$1,486.1 million) from RMB7,563.1 million in 2020, primarily due to the increase in loan facilitation service fees and post facilitation service fees as a result of the increase in transaction volume. The increase in net revenue was partially offset by the decrease in the average rate of transaction fees.

Loan facilitation service fees increased by 98.8% to RMB3,794.2 million (US$595.4 million) for 2021 from RMB1,908.9 million in 2020, primarily due to the increase in loan volume, partially offset by the average rate of transaction fees.

Post-facilitation service fees increased by 94.6% to RMB1,309.6 million (US$205.5 million) for 2021 from RMB673.0 million in 2020, primarily due to the increase in outstanding loans served by the Company and the rolling impact of deferred transaction fees.

Guarantee income was RMB2,593.5 million (US$407.0 million) for 2021 compared to RMB3,386.0 million in 2020, as a result of improved asset quality. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment. As we transitioned our business towards better quality borrowers, the fair value of quality assurance commitment upon loan origination decreased due to better asset quality which resulted in the decrease in guarantee income.

Net interest income for 2021 was RMB1,216.2 million (US$190.8 million) compared to RMB1,113.3 million in 2020, primarily due to the increase in the outstanding loan balances of on balance sheet loan partially offset by decrease in interest rates.

Other revenue increased by 15.5% to RMB556.7 million (US$87.4 million) for 2021 from RMB481.9 million in 2020, primarily due to the increase in contributions from new business segments, offset by the decrease in customer referral fees from other third-party platforms.

Origination, servicing expenses and other cost of revenue increased by 39.0% to RMB1,842.0 million (US$289.0 million) for 2021 from RMB1,325.6 million in the prior year, primarily due to the increase in employee’s expenditures and fees paid to the third party service providers.

Sales and marketing expenses increased by 228.1% to RMB1,584.2 million (US$248.6 million) for 2021 from RMB482.9 million in 2020, primarily due to the increase in online customer acquisition expenses as a result of the increase in the newly number of registered users on the Company’s platform.

General and administrative expenses increased by 12.4% to RMB518.2million (US$81.3million) for 2021 from RMB461.1 million in 2020, mainly due to the increase expenditures in employee benefits.

Research and development expenses increased by 17.5% to RMB434.9 million (US$68.2million) for 2021, compared to RMB370.2 million in 2020, primarily due to the increased expenditures in technology-related fields.

Provision for accounts receivables and other receivables decreased by 3.8% to RMB139.2 million (US$21.8 million) for 2021, compared to RMB144.7 million in 2020 as a result of the improvement in delinquency rates, partially offset by increase in outstanding loan balance.

Provision for loans receivables was RMB374.2 million (US$58.7 million) for 2021, compared with RMB463.2 million in 2020, primarily due to the improvement in delinquency rates, partially offset by the increase in transaction volume.

Credit losses for quality assurance commitment were RMB1,963.6 million (US$308.1 million) for 2021, compared with RMB2,008.0 million in 2020, primarily due to the improved asset quality partially offset by the increase in outstanding loan balance.

Operating profit increased by 13.3% to RMB2,613.8 million (US$410.2 million) for 2021 from RMB2,307.5 million in 2020.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB2,709.0 million (US$425.1 million) for 2021, representing an increase of 15.3% from RMB2,349.7 million in 2020.

Other income increased by 5.1% to RMB122.4 million (US$19.2 million) for 2021, from RMB116.5 million in 2020, primarily due to investment gains partially offset by impairment losses recognized for investments.

Income tax expenses were RMB240.8 million (US$37.8 million) for 2021, compared with RMB455.4 million in 2020, mainly due to change in preferential tax rate for certain qualified subsidiaries which is partially offset by the increase in pre-tax profit.

Net profit was RMB2,495.3 million (US391.6 million) for 2021, compared with RMB1,968.6 million in 2020.

Net profit attributable to ordinary shareholders of the Company was RMB2,508.9 million (US$393.7 million) for 2021, compared with a net profit attributable to ordinary shareholders of RMB1,972.7 million in 2020.

Business Outlook

Given COVID-19’s recent resurgence in China and other regions around the world, the Company will continue to closely monitor the pandemic and remain vigilant in its business operations. As such, the Company holds a cautious view on its operations and anticipates its transaction volume guidance for the full year 2022 to be in the range of RMB175 billion to RMB180 billion, representing a year-over-year increase of 27.4% to 31.0%.

The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions, the regulatory and operating environment, as well as customer and institutional investor demands, all of which are subject to change.

Shares Repurchase Program Update

On November 17, 2021, the board of directors of the Company approved an extension of the Company’s existing US$60 million share repurchase program for another twelve months, effective on January 1, 2022 through December 31, 2022. As of December 31, 2021, in combination with the Company’s previous repurchase programs, the Company had repurchased its own Class A ordinary shares in the form of ADSs in a total aggregate value of approximately US$131.5 million. The share repurchase program shall be subject to general business conditions and market conditions

Conference Call

The Company’s management will host an earnings conference call at 8:30PM U.S. Eastern Time on March 14, 2022 (8:30AM Beijing/Hong Kong time on March 15, 2022).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
Canada (toll free):	1-855-669-9657
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland, China:	400-120-1203

Participants should dial-in at least five minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until March 21, 2022, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
Canada (toll free):	1-855-669-9658
International:	1-412-317-0088
Replay Access Code:	9829418

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of December 31, 2021, the Company had over 140.3 million cumulative registered users.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use Non-GAAP operating profit, Non-GAAP basic and diluted net profit per share and per ADS which are Non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating profit help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating profit provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating profit, Non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. These Non-GAAP financial measures has limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the rate in effect as of December 30, 2021 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB	USD
Assets
Cash and cash equivalents	2,632,174	4,418,127	693,301
Restricted cash	3,484,227	4,073,414	639,208
Short-term investments	1,970,958	1,204,901	189,075
Investments	950,515	971,117	152,389
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB223,514 and RMB239,506 as of December 31, 2020 and December 31, 2021, respectively	1,121,554	931,798	146,219
Intangible assets	98,947	98,947	15,527
Property, equipment and software, net	93,876	112,397	17,638
Loans receivable, net of credit loss allowance for loans receivable of RMB382,012 and RMB427,873 as of December 31, 2020 and December 31, 2021, respectively	2,354,882	1,982,276	311,062
Accounts receivable, net of credit loss allowance for accounts receivable of RMB188,725 and RMB250,696 as of December 31, 2020 and December 31, 2021, respectively	863,906	1,890,846	296,715
Deferred tax assets	155,758	455,741	71,516
Right of use assets	54,968	49,138	7,711
Prepaid expenses and other assets	1,050,009	1,899,438	298,063
Goodwill	50,411	50,411	7,911

Total assets	14,882,185	18,138,551	2,846,335

Liabilities and Shareholders’ Equity
Payable to platform customers	103,453	81,150	12,734
Deferred guarantee income	1,259,396	1,089,503	170,967
Expected credit losses for quality assurance commitment	2,390,501	3,188,561	500,355
Payroll and welfare payable	220,989	252,918	39,688
Taxes payable	154,398	200,648	31,486
Funds payable to investors of consolidated trusts	1,661,841	1,795,640	281,775
Contract liability	3,447	8,436	1,324
Deferred tax liabilities	103,548	137,632	21,597
Accrued expenses and other liabilities	510,986	641,097	100,602
Leasing liabilities	43,296	33,356	5,234

Total liabilities	6,451,855	7,428,941	1,165,762

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	16
Additional paid-in capital	5,659,990	5,694,733	893,628
Treasury stock	(401,621)	(324,171)	(50,870)
Statutory reserves	458,058	610,403	95,786
Accumulated other comprehensive income	(5,142)	(16,769)	(2,630)
Retained Earnings	2,651,918	4,690,951	736,113

Total FinVolution Group shareholders’ equity	8,363,306	10,655,250	1,672,043

Non-controlling interest	67,024	54,360	8,530

Total shareholders’ equity	8,430,330	10,709,610	1,680,573

Total liabilities and shareholders’ equity	14,882,185	18,138,551	2,846,335

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	643,286	1,005,082	157,719	1,908,851	3,794,182	595,390
Post-facilitation service fees	175,745	422,329	66,273	672,981	1,309,565	205,499
Guarantee income	667,434	624,105	97,936	3,386,032	2,593,512	406,979
Net interest income	204,291	294,656	46,238	1,113,337	1,216,170	190,844
Other revenue	162,236	101,851	15,982	481,886	556,699	87,358

Net revenue	1,852,992	2,448,023	384,148	7,563,087	9,470,128	1,486,070

Operating expenses:
Origination, servicing expenses and other cost of revenue	(464,911)	(514,329)	(80,711)	(1,325,600)	(1,841,956)	(289,043)
Sales and marketing expenses	(209,605)	(389,355)	(61,098)	(482,859)	(1,584,233)	(248,601)
Research and development expenses	(106,234)	(131,914)	(20,700)	(370,175)	(434,850)	(68,237)
General and administrative expenses	(157,344)	(156,272)	(24,522)	(461,116)	(518,245)	(81,324)
Provision for accounts receivable and other receivable	(53,122)	(19,120)	(3,000)	(144,661)	(139,226)	(21,848)
Provision for loans receivable	42,523	(131,000)	(20,557)	(463,175)	(374,243)	(58,727)
Credit losses for quality assurance commitment	(308,737)	(582,522)	(91,410)	(2,007,968)	(1,963,609)	(308,133)

Total operating expenses	(1,257,430)	(1,924,512)	(301,998)	(5,255,554)	(6,856,362)	(1,075,913)

Operating profit	595,562	523,511	82,150	2,307,533	2,613,766	410,157

Other income, net	2,076	39,063	6,130	116,469	122,368	19,202

Profit before income tax expense	597,638	562,574	88,280	2,424,002	2,736,134	429,359
Income tax (expenses)/credit	(100,376)	87,108	13,669	(455,421)	(240,818)	(37,790)

Net profit	497,262	649,682	101,949	1,968,581	2,495,316	391,569
Net profit attributable to non-controlling ,interest shareholders	3,323	(6,172)	(969)	(4,119)	(13,631)	(2,139)
Net profit attributable to FinVolution Group	493,939	655,854	102,918	1,972,700	2,508,947	393,708

Foreign currency translation adjustment, net of nil tax	(40,642)	(14,015)	(2,199)	(75,462)	(11,627)	(1,825)

Total comprehensive income attributable to FinVolution Group	453,297	641,839	100,719	1,897,238	2,497,320	391,883

Weighted average number of ordinary shares used in computing net income per share
Basic	1,418,583,287	1,430,845,871	1,430,845,871	1,477,162,991	1,420,870,790	1,420,870,790
Diluted	1,439,078,624	1,485,160,095	1,485,160,095	1,491,325,420	1,482,501,832	1,482,501,832
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.35	0.46	0.07	1.34	1.77	0.28
Diluted	0.34	0.44	0.07	1.32	1.69	0.27
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	1.74	2.29	0.36	6.68	8.83	1.39
Diluted	1.72	2.21	0.35	6.61	8.46	1.33

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31,			Year Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	748,459	219,038	34,372	2,206,909	630,227	98,896
Net cash provided by investing activities	1,431,236	256,190	40,202	1,041,496	1,994,845	313,035
Net cash provided by/(used in) financing activities	(1,055,576)	756,313	118,682	(3,091,279)	(239,800)	(37,631)
Effect of exchange rate changes on cash and cash equivalents	(30,203)	(5,629)	(883)	(51,470)	(10,132)	(1,588)
Net increase in cash, cash equivalent and restricted cash	1,093,916	1,225,912	192,373	105,656	2,375,140	372,712
Cash, cash equivalent and restricted cash at beginning of period	5,022,485	7,265,629	1,140,136	6,010,745	6,116,401	959,797
Cash, cash equivalent and restricted cash at end of period	6,116,401	8,491,541	1,332,509	6,116,401	8,491,541	1,332,509

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues	1,852,992	2,448,023	384,148	7,563,087	9,470,128	1,486,070
Less: total operating expenses	(1,257,430)	(1,924,512)	(301,998)	(5,255,554)	(6,856,362)	(1,075,913)
Operating Income	595,562	523,511	82,150	2,307,533	2,613,766	410,157
Add: share-based compensation expenses	16,840	36,923	5,794	42,169	95,213	14,941
Non-GAAP adjusted operating income	612,402	560,434	87,944	2,349,702	2,708,979	425,098
Operating Margin	32.1%	21.4%	21.4%	30.5%	27.6%	27.6%
Non-GAAP operating margin	33.0%	22.9%	22.9%	31.1%	28.6%	28.6%
Non-GAAP adjusted operating income	612,402	560,434	87,944	2,349,702	2,708,979	425,098
Add: other income, net	2,076	39,063	6,130	116,469	122,368	19,202
Less: income tax (expenses)/credit	(100,376)	87,108	13,669	(455,421)	(240,818)	(37,790)
Non-GAAP net profit	514,102	686,605	107,743	2,010,750	2,590,529	406,510
Net profit attributable to non-controlling ,interest shareholders	3,323	(6,172)	(969)	(4,119)	(13,631)	(2,139)
Non-GAAP net profit attributable to FinVolution Group	510,779	692,777	108,712	2,014,869	2,604,160	408,649
Weighted average number of ordinary shares used in computing net income per share
Basic	1,418,583,287	1,430,845,871	1,430,845,871	1,477,162,991	1,420,870,790	1,420,870,790
Diluted	1,439,078,624	1,485,160,095	1,485,160,095	1,491,325,420	1,482,501,832	1,482,501,832
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.36	0.48	0.08	1.36	1.83	0.29
Diluted	0.35	0.47	0.07	1.35	1.76	0.28
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	1.80	2.42	0.38	6.82	9.16	1.44
Diluted	1.77	2.33	0.37	6.76	8.78	1.38